UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TIAN RUIXIANG Holdings Ltd.

(Name of Issuer)

Class A ordinary share, par value $0.025 per share

(Title of Class of Securities)

G8884K128

(CUSIP Number)

Sheng Xu

Room 1001, 10 / F, No. 25, North East Third Ring Road,

Chaoyang District, Beijing,

The People’s Republic of China

86-13501205319

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G8884K128

1	Name of reporting person I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yuefu Company Limited (“Yuefu”)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 694,445(1)
	9	Sole dispositive power 0
	10	Shared dispositive power 694,445(1)

11	Aggregate amount beneficially owned by each reporting person 694,445(1)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 30.6274%(2)
14	Type of reporting person* CO

(1)	Includes 694,445 Class A ordinary shares acquired by Yuefu on May 7, 2024. The share numbers are retroactively adjusted to a 1-to-5 share consolidation effected on May 14, 2024.

(2)	The percentage of class is calculated based on 2,267,394 Class A ordinary shares outstanding as of May 14, 2024, which information was provided by the Issuer to the Reporting Persons on May 14, 2024.

CUSIP No. G8884K128

1	Name of reporting person I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hua Pang (“Pang”)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization China

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 694,445(1)
	9	Sole dispositive power 0
	10	Shared dispositive power 694,445(1)

11	Aggregate amount beneficially owned by each reporting person 694,445(1)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 30.6274%(2)
14	Type of reporting person* IN

(1)	Includes 694,445 Class A ordinary shares acquired by Yuefu on May 7, 2024. Pang is the sole director and sole shareholder of Yuefu. The share numbers are retroactively adjusted to a 1-to-5 share consolidation effected on May 14, 2024.

(2)	The percentage of class is calculated based on 2,267,394 Class A ordinary shares outstanding as of May 14, 2024, which information was provided by the Issuer to the Reporting Persons on May 14, 2024.

Item 1. Security and Issuer.

Securities acquired: (i) 694,445 Class A ordinary shares, par value $0.025 per share (“Class A Shares”)

Issuer:	TIAN RUIXIANG Holdings Ltd (the “Issuer”)
Room 1001, 10 / F, No. 25, North East Third Ring Road, Chaoyang District, Beijing, China

Item 2. Identity and Background.

(a)	This statement is filed by Yuefu Company Limited (“Yuefu”) and Hua Pang (“Pang”, together with Yuefu, the “Reporting Persons”). The Reporting Persons are the holders of 30.6274% of Issuer’s outstanding Class A ordinary shares, representing a total of 21.92% of the Issuer’s voting power based on 2,317,394 ordinary shares outstanding as of May 14, 2024, consisting of 2,267,394 Class A ordinary shares (1 vote per share) and 50,000 Class B ordinary shares (18 votes per share).

(b)	The principal business address of Yuefu is 1/F, 45 Wo Tai Street, Fanling, New Territories, Hong Kong; and the principal business address of Pang is 2 Qingyuan Street, Suning County, Cangzhou City, Hebei Province, China.

(c)	Yuefu is a holding company and does not have any business operations. Pang is the sole director and sole shareholder of Yuefu.

(c)	During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Yuefu is a company incorporated in the British Virgin Islands. Citizenship of Pang is China.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

On February 12, 2024, TRX HongKong Investment Limited (“TRX HongKong”), a wholly-owned subsidiary of the Issuer, entered into a sale and purchase agreement (the “SPA”) to acquire Peak Consulting Services Limited ("the Target") from Yuefu, the sole shareholder of the Target. The Target is a licensed insurance brokerage in Hong Kong. Pursuant to the SPA, the acquisition (the “Acquisition”) was conditioned upon, among other things, the completion of a satisfactory diligence review of the Target by TRX HongKong prior to the consummation of the Acquisition. The total consideration for the Acquisition was $1.5 million, to be paid in 3,472,222 of the Issuer’s Class A ordinary shares, which was calculated based on $0.432 per share, equivalent to 80% of the closing price of $0.54 per share on January 31, 2024, on NASDAQ.

On May 7, 2024, pursuant to the SPA, the Issuer issued 3,472,222 Class A ordinary shares to Yuefu, representing 30.6274% of the outstanding Class A ordinary shares and 21.92% of the voting rights of the Issuer.

On May 14, 2024, the Issuer effected a 1-for-5 share consolidation of its issued and unissued share capital (“Share Consolidation”). As a result of the Share Consolidation, the number of Yuefu’s Class A ordinary shares was reduced to 694,445.

Except as set forth in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

a)	The aggregate number and percentage of shares beneficially or directly owned by the Reporting Persons is based upon 2,317,394 ordinary shares outstanding as of May 14, 2024, consisting of 2,267,394 Class A ordinary shares (1 vote per share) and 50,000 Class B ordinary shares (18 votes per share). The Reporting Persons beneficially own 694,445 Class A ordinary shares, representing 30.6274% of the outstanding Class A ordinary shares and 21.92% of the voting rights.

b)	The Reporting Persons have the dispositive power over the 694,445 Class A ordinary shares, representing 30.6274% of the outstanding Class A ordinary shares.

c)	Other than as described herein, the Reporting Person have not effected any transactions in the Issuer’s securities during the 60 days preceding the date of this report.

d)	Not applicable.

e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

SCHEDULE 13D

CUSIP No. G8884K128

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filling Agreement, dated May 20, 2024.
99.2	Sale and Purchase Agreement between Tian RUIXIANG Holding Ltd. and Yuefu Company Limited dated February 12, 2024.

SCHEDULE 13D

CUSIP No. G8884K128

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2024

Yuefu Company Limited

By:	/s/ Hua Pang
Name:	Hua Pang

Title: Director

Hua Pang

By:	/s/ Hua Pang
Name:	Hua Pang